Exhibit 99.154

NR: 21-35 | October 1, 2021

Skeena Welcomes Randy Reichert to Board of Directors

Vancouver, BC (October 1, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce the appointment of Randy Reichert to the Board of Directors of the Company as an independent director. The Company also thanks Borden R. Putnam III as he moves from the Board of Directors to a technical advisor role for Skeena.

Skeena’s CEO, Walter Coles Jr. commented, “We are grateful to Borden for having been a Board member with Skeena for the last three years. He has been a valued contributor to the company’s overall success to date, and we are glad to be able to continue to benefit from his geological knowledge and expertise. Now, as we aggressively advance Eskay Creek through development and into production, Randy’s years of mine building experience will help guide Skeena in this exciting next stage of growth.”

Mr. Reichert has 30 years of experience in the mining industry and is currently Vice President, Operations with B2Gold Corp. where he oversees their three international gold operations. Prior to this, Mr. Reichert was General Manager at their Fekola Mine in Mali where he was part of the development team and led the transition from development into operations.

Mr. Reichert started his career with Cominco in Canada working at various operations including the Snip Mine. He then embarked on international work with Bema Gold, Oriel Resources, and other junior companies in executive roles where he was responsible for various development projects and mining operations. Randy has led construction or development projects in Russia, Brazil, Nevada, and Kazakhstan and was General Manager during the development of the Kupol Mine in Russia with Bema Gold and subsequently Kinross. He also has experience as a consultant assisting with due diligence for mine financings for Canadian financial groups. Mr. Reichert has a BASc in Mining and Mineral Processing, an MScEng in Rock Mechanics, a Graduate Diploma in Business Administration and is a Professional Engineer.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, the Company continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

The scientific and technical information in this press release was approved by Paul Geddes, P.Geo., a Qualified person as defined under National Instrument 43-101 and Vice President, Exploration and Resource Development for the Company.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.